NO ACT

PE
11-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

08067243

Received SEC
NOV 24 2008
Washington, DC 20549

PROCESSED
DEC 16 2008
THOMSON REUTERS

November 24, 2008

Act 1934
Section
Rule 14d-10(a)(1)
Public
Availability November 24, 2008

Via Facsimile (212) 424-8500 and U.S. Mail

Stephen G. Rooney
Dewey & LeBoeuf LLP
125 West 55th Street
New York, New York 10019-5389

Re: Cash tender offer by Telefónica, S.A. (Telefonica) for Series A and Series B Shares of Compañía de Telecomunicaciones de Chile S.A. (Telefonica Chile)

Dear Mr. Rooney:

We are responding to your letter dated November 24, 2008 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter, unless otherwise noted.

This relief is granted in connection with the Second-Step Offer for any remaining Shares and ADSs of Telefónica Chile that remain outstanding after the Initial Offer commenced by Bidders on September 17, 2008. The Initial U.S. Offer expired on October 31, 2008. The Second-Step Offer is mandatory under Chilean law.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants an exemption from Rule 14d-10(a)(1) under the Exchange Act. The exemption from Rule 14d-10(a)(1) permits the Bidders to make the U.S. Offer available to all holders of ADSs and to holders of Shares that are U.S. Residents. The Chilean Offer will be open to all holders of Shares, including U.S. Residents, as required under Chilean law. The U.S. offer materials will disclose the risks to U.S. Residents associated with participating in the Chilean Offer.

The foregoing exemption is based solely on the representations and the facts presented in your letter of November 24, 2008, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rule listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

DEWEY & LEBOEUF

tel +1 212 259 8000
fax +1 212 259 6333

November 24, 2008

VIA EMAIL AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Office of Mergers and Acquisitions
Division of Corporation Finance
Attention: Michele Anderson, Chief
Christina Chalk, Senior Special Counsel

Re: **Compañía de Telecomunicaciones de Chile S.A.**

Ladies and Gentlemen:

We are writing on behalf of our client, Telefónica, S.A., a corporation organized and existing under the laws of Spain ("Telefónica"), and Inversiones Telefónica Internacional Holding Ltda., a limited liability company organized and existing under the laws of Chile indirectly owned by Telefónica ("Purchaser" and, together with Telefónica, the "Bidders").

Following the Bidders' cash tender offer commenced on September 17, 2008 (the "Initial Offer") to acquire all of the outstanding shares (other than shares already held by Telefónica or its subsidiaries and affiliates) of Series A Common Stock (the "Series A Shares") and Series B Common Stock (the "Series B Shares" and, together with the Series A Shares, the "Shares") of Compañía de Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of Chile ("Telefónica Chile"), including Series A Shares represented by American Depositary Shares (the "ADSs"), each representing four Series A Shares, this is a request for exemptive relief from the provisions of Rule 14d-10 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a second tender offer (the "Second-Step Offer") by the Bidders for any remaining Shares and ADSs of Telefónica Chile, as described below. The Second-Step Offer will be structured in a manner substantially identical to the Initial Offer.

Like the Initial Offer, the Second-Step Offer will be an all cash tender offer for all Shares and ADSs, other than Shares and ADSs beneficially owned by Telefónica or its affiliates, using a dual offer structure. The Second-Step Offer will consist of concurrent offers in the United States and in Chile. The United States offer (the "U.S. Offer") will be made to all holders of ADSs, regardless of their residency, and to all holders of Shares who are resident in the United States ("U.S. Residents") within the meaning of Rule 14d-1 under the Exchange Act. The offer in Chile (the "Chilean Offer" and, together with the U.S. Offer, the "Offers") will be open to all holders of Shares, including U.S. Residents, but will not be open to holders of ADSs. Holders of Shares who are U.S. Residents are permitted to tender, at their option, into either the U.S. Offer or the Chilean Offer. Holders of ADSs are required to tender their ADSs into the U.S. Offer. While the price to be paid in the Offers has not yet been determined, the offer price will not be less than the minimum price required to be paid under Chilean law in the Second-Step Offer, which is 975.28 Chilean pesos per Series A Share and 859.20 Chilean pesos per Series B Share. With respect to the U.S. Offer, the offer price will be the same price as in the Chilean Offer and will be payable in U.S. dollars based upon the Observed Exchange Rate (defined below) published in the Official Gazette in Chile at the expiration of the U.S. Offer, or, if the Observed Exchange Rate is not published on that day, the Observed Exchange Rate published in the Official Gazette of Chile on the first day immediately preceding the expiration date of the U.S. Offer on which the Observed Exchange Rate is published.

The Second-Step Offer is being made so as to comply with requirements under Chilean law. Under Article 69 Third of the Chilean Corporations Act ("Article 69"), any person who acquires ownership of two-thirds or more of the outstanding shares of voting stock of a public Chilean company must make a tender offer for the remaining outstanding stock within 30 days from the date of such acquisition. Prior to the completion of the Initial Offer, Telefónica and its affiliates owned 44.9% or 429,733,011 of the outstanding Shares. On November 2, 2008, upon purchase of the Shares and ADSs tendered in the Initial Offer, Telefónica's and its affiliates' ownership in the Company increased to 96.75% or 926,027,723 of the total outstanding Shares. Accordingly, the Bidders are required under Chilean law to commence the Second-Step Offer for the outstanding Shares of Telefónica Chile not owned by Telefónica or its affiliates by December 2, 2008. Under Chilean law, the failure to commence the Second-Step Offer by December 2, 2008 would constitute a violation of Chilean securities laws and would trigger a right for minority holders of Shares to put their shares back to Telefónica Chile (an "appraisal right"), at a price determined based on the weighted average trading price of the Shares on stock exchanges in Chile during the two-month period immediately preceding the day after the deadline for launching a second tender offer under Chilean law (i.e., December 3, 2008).

Telefónica and Telefónica Chile are both "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and each has a class of securities registered under Section 12(b) of the Exchange Act.

Telefónica Chile's Shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange (the "Chilean Stock Exchanges"), and its ADSs are registered under the Exchange Act and traded on the New York Stock Exchange (the "NYSE"). On November 13, 2008, the last reported sale price of Shares of Telefónica Chile on the Santiago Stock Exchange was 975 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, and the last sale price of ADSs reported on the NYSE was U.S. $5.90 per ADS.

According to information provided by Telefónica Chile, as of November 7, 2008, Telefónica Chile had 873,995,447 issued and outstanding Series A Shares, including 163,487,520 Series A Shares evidenced by ADSs, and 83,161,638 Series B Shares. Approximately 96.79% or 845,937,574 of the outstanding Series A Shares are held by Telefónica and its affiliates. The remaining 3.21% or 28,057,873 of the outstanding Series A Shares are held by other shareholders. Approximately 96.31% or 80,090,149 of the outstanding Series B Shares are held by Telefónica and its affiliates. The remaining 3.69% or 3,071,489 of the outstanding Series B Shares are held by other shareholders. There are no persons other than Telefónica and its affiliates who hold more than 10% of the Series A Shares or the Series B Shares.

Based on a review of Telefónica Chile's share register, Telefónica has determined that approximately 10,046 Series A Shares were held of record by U.S. Residents as of November 7, 2008. Approximately 163,487,520 Series A Shares were held by Citibank, N.A. as depositary under the Company's ADR program and represented by 40,871,880 ADSs as of November 7, 2008. Approximately 3,006,487 of these ADSs (representing approximately 12,025,948 Series A Shares) are not held by Telefónica or its affiliates. Based on inquiries made in the United States, Telefónica determined that approximately 2,304,905 ADS (representing approximately 9,219,620 Series A Shares) were held by U.S. Residents as of November 6, 2008. Approximately 3,489,971 Series A Shares were held of record on behalf of investors by Chilean brokers (the "Series A Chilean Broker-Held Shares") as of November 7, 2008. Based on inquiries made of each of these brokers with the assistance of Telefónica Chile, Telefónica determined (i) that approximately 2,218,716 of the Series A Chilean Broker-Held Shares are not held on behalf of U.S. Residents and (ii) that approximately 781,437 of the Series A Chilean Broker-Held Shares are held on behalf of U.S. Residents, in each case as of November 7, 2008. For purposes of this letter, we have assumed that the 489,818 Series A Shares held of record by Chilean brokers that have not responded to the inquiry are held on behalf of U.S. Residents. Based on the foregoing, excluding the Series A Shares (including Series A Shares represented by ADSs) held by Telefónica and its affiliates, approximately 37.60% or 10,500,921 of the outstanding Series A Shares were held on behalf of U.S. Residents as of November 7, 2008.

Based on a review of Telefónica Chile's share register, Telefónica has determined that no Series B Shares were held of record by U.S. Residents. Approximately 168,509 Series B Shares were held of record on behalf of investors by Chilean brokers (the "Series B Chilean Broker-Held Shares") as of November 7, 2008. Based on inquiries made of each of these brokers with the assistance of Telefónica Chile, Telefónica determined that approximately 115,581 Series B Chilean Broker-Held Shares are not held on behalf of U.S. Residents. For purposes of this letter, we have assumed that the 52,928 Series B Shares held of record by Chilean brokers that have not responded to the inquiry are held on behalf of U.S. Residents. Based on the foregoing, excluding the Series B Shares held by Telefónica and its affiliates, approximately 1.68% or 52,928 Series B Shares were held on behalf of U.S. Residents as of November 7, 2008.

In addition, based upon these inquiries, Telefónica has determined that U.S. Residents hold no more than 33.87% of the total share capital of Telefónica Chile, excluding shares held by Telefónica and its affiliates.

We are hereby requesting exemptive relief from the provisions of Rule 14d-10 under the Exchange Act to permit the dual offer structure described in this letter. Other than with respect to the Rule 14d-10 exemptive relief requested here and the other exemptions for which the Offers otherwise qualify, the Bidders intend to fully comply with all other tender offer rules under the Exchange Act.

Background Information

Telefónica is a multinational diversified telecommunications group which provides a comprehensive range of services through one of the world's largest telecommunications networks. With its principal presence in Europe and Latin America, Telefónica is mainly focused on providing fixed and mobile telephony services. In Chile specifically, as noted above, Telefónica indirectly owns 96.75% of the outstanding Shares of Telefónica Chile.

Chilean Law and the Chilean Tender Offer Procedure

Chile has adopted laws governing tender offers for Chilean companies. We have been advised by Telefónica's Chilean legal counsel, Guerrero, Olivos, Novoa y Errázuriz Limitada, that the *Superintendencia de Valores y Seguros*, the Chilean securities commission (the "SVS"), has authority to regulate transactions of the type proposed by Telefónica. Pursuant to Chilean law, tender offers must be addressed to all shareholders of the subject company on equal terms, and therefore, Telefónica cannot exclude U.S. Residents holding Shares from the Chilean Offer.

Chilean law requires that any person seeking to acquire shares of a Chilean listed corporation by means of a tender offer must make the offer to all shareholders on the same conditions and must comply with Title XXV of the Chilean Securities Act. Title XXV provides, among other things, that the bidder publicly announce the tender offer in two Chilean national newspapers one day before the tender offer is open for tenders. Statutory withdrawal rights are granted throughout the term of the offer, including any extension, up to the day of expiration of the offer.

The initial term of a Chilean tender offer must be open for a minimum period of 20 calendar days and a maximum period of 30 calendar days, unless the issuer has shares held through a depositary, in which case the initial offer must remain open for a period of 30 calendar days. The offer may be extended one time for a minimum of 5 calendar days and a maximum of 15 calendar days. The offer may be amended only to increase the price offered or increase the maximum number of shares sought in the offer. If the price is increased, the increased price must be paid to all tendering shareholders.

The Proposed Transaction Structure

The Chilean Offer and the U.S. Offer will have substantially identical terms and will be conducted, subject to limited exceptions, with substantially identical procedures. The Offers are intended to be effected as follows:

1. No later than December 2, 2008, the Bidders will issue a press release in the U.S. announcing the U.S. Offer. No later than December 1, 2008, Purchaser will publish in two Chilean newspapers a notice setting forth the terms of the Chilean Offer and will deliver copies of such notice to Telefónica Chile, the SVS and the Chilean Stock Exchanges. In addition, no later than December 2, 2008 Purchaser will file a copy of the combined Schedule TO/13E-3 (as defined below) with the SVS and the Chilean Stock Exchanges and, as soon as it is available, Purchaser will file with the SVS and the Chilean Stock Exchanges a Spanish translation of the Schedule TO/13E-3.

2. No later than December 2, 2008, Purchaser will commence the U.S. Offer and file with the U.S. Securities and Exchange Commission (the "Commission") a combined Schedule TO/Schedule 13E-3 (a "Schedule TO/13E-3") with respect thereto, and will provide the NYSE with a copy of the combined Schedule TO/13E-3.

3. The U.S. Offer documents will disclose that U.S. Residents holding Shares will be able to tender into either the U.S. Offer or the Chilean Offer. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer documents will describe the method for tendering Shares into the Chilean Offer. Purchaser will distribute the U.S. Offer documents to the holders listed on the share register of Telefónica Chile as having a U.S. address. Purchaser intends to file English translations of the Chilean Offer documents with the Commission as exhibits to the Schedule TO/13E-3 or an amendment thereto.

4. The U.S. Offer will initially remain open for at least 20 business days after the filing date of the combined Schedule TO/13E-3, and the Chilean Offer will initially remain

open for at least 30 calendar days from the commencement of the Chilean Offer. The Offers will disclose that, except as required by applicable law and regulations described below, Purchaser intends to consummate the U.S. Offer concurrently with the Chilean Offer.

5. In the event the price per Series A Share and per Series B Share in the Chilean Offer is increased, Purchaser will (and the U.S. Offer will disclose that Purchaser will) make a corresponding increase to the price to be paid per Series A Share, Series B Share and ADS pursuant to the U.S. Offer (taking into account the number of Shares represented by each ADS). In the event the price per Share in the U.S. Offer is increased, Purchaser will (and the Chilean Offer will disclose that Purchaser will) make a corresponding increase to the price to be paid per Share pursuant to the Chilean Offer.

6. Both Offers will be unconditional.

7. To tender into the Chilean Offer, a shareholder will be required to deliver to a Chilean stockbroker its Shares, together with certain documents required under Chilean rules and market practice.

8. The offer price for the Series A Shares, the Series B Shares and the ADSs accepted for payment pursuant to the U.S. Offer will be determined in Chilean pesos and paid in U.S. dollars, with the dollar amount thereof being determined by reference to the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile (the "Observed Exchange Rate") on the date of the expiration of the U.S. Offer, or, if the Observed Exchange Rate is not published on that day, the Observed Exchange Rate published in the Official Gazette of Chile on the first day immediately preceding the expiration date of the U.S. Offer on which the Observed Exchange Rate is published. The purchase price for the Series A Shares or the Series B Shares accepted for payment pursuant to the Chilean Offer will be paid in Chilean pesos.

9. Chilean law does not permit Purchaser to purchase Shares in the market after announcement of the Chilean Offer and Purchaser does not intend to, and will not, during the period from the announcement of the Offers until the expiration of the Offers, purchase any Shares or any ADSs or enter into any arrangements to make any such purchases other than purchases of Shares in the Chilean Offer and purchases of ADSs and Shares pursuant to the U.S. Offer.

10. On the third calendar day after the expiration date of the Chilean Offer, Purchaser will publish an advertisement in a Chilean newspaper indicating the results of the

Offers. Purchaser must submit a copy of such advertisement to Telefónica Chile, the Chilean Stock Exchanges and to the SVS on the date such advertisement is published, or, if such day is a holiday in Chile, on the first business day immediately following the publication date of such advertisement. Upon the submission of the advertisement to the Santiago Stock Exchange, the Santiago Stock Exchange will perform a "matching" of the acceptance orders submitted and the number of shares recorded on their book-entry system as having been tendered to confirm that the numbers are identical.

11. Payment for the Shares tendered in the Chilean Offer will be made in accordance with Chilean market practice within two business days following the announcement of the results of the Chilean Offer.

12. Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration date of the U.S. Offer, as described in the U.S. Offer documents. Further, the U.S. Offer documents will disclose that tenders may be withdrawn after the expiration of 60 calendar days from the commencement of the U.S. Offer, pursuant to Section 14(d)(5) of the Exchange Act, if a tender had not yet been accepted. As explained above, Chilean law provides for withdrawal rights throughout the term of the Chilean Offer and any extensions thereto, until the expiration of the Chilean Offer. Moreover, if the Purchaser failed to timely communicate the results of the Chilean Offer, new withdrawal rights would arise.

13. Subject to applicable laws and rules of the NYSE, Bidders intend to cause Telefónica Chile to (a) delist the ADSs from the NYSE and (b) cease being subject to the periodic requirements provided for under the rules of the Commission relating to publicly held companies. The Offers would also be made, of course, in compliance with Section 13(e)(3) of the Exchange Act and Rule 13e-3 promulgated thereunder.

Except as otherwise described herein, the U.S. Offer would be conducted pursuant to, and in compliance with, all provisions of the Exchange Act and the rules thereunder. The Chilean Offer would be conducted pursuant to, and in compliance with, all applicable Chilean laws and regulations. The U.S. Offer documents will describe the implications to investors who are U.S. Residents of tendering Shares in the Chilean Offer instead of the U.S. Offer.

Differences Between the Offers

As described above, the Chilean Offer and the U.S. Offer will have substantially identical terms including the same offer price. The two Offers are expected to differ in the following ways:

1. Only U.S. Residents and persons holding ADSs may participate in the U.S. Offer, whereas the Chilean Offer will be open to all persons holding Shares, including U.S. Residents.

2. While the expiration of the Offers will be scheduled to occur on the same day, the U.S. Offer may be required to be extended beyond the expiration date of the Chilean Offer due to differences between U.S. and Chilean tender offer provisions. Under Chilean law, the initial offering period of a tender offer may not exceed 30 calendar days. The tender offer may then be extended one time for a period of 5 to 15 calendar days. Accordingly, the maximum time period that a Chilean tender offer can remain open is 45 calendar days. Under U.S. tender offer regulations, a tender offer must remain open for at least 20 business days, but there is no maximum time limit. Under some circumstances (such as change in the price offered per share or other material change in the terms of the U.S. Offer), U.S. tender offer regulations may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day. Therefore, persons participating in the Chilean Offer could be paid before persons participating in the U.S. Offer, should the U.S. Offer be extended beyond 45 calendar days. Purchaser does not intend, however, to extend the expiration date of the U.S. Offer beyond the date of the Chilean Offer unless required to do so under applicable law. The U.S. Offer documents will disclose (a) that Chilean law currently prohibits the extension of the expiration date of the Chilean Offer to a date later than the 45th day after the commencement of the Chilean Offer; (b) that, under some circumstances (such as a change in the offer price or other material change in the terms of the U.S. Offer), United States law may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day and that, in such event, Purchaser might be required to purchase Shares in the Chilean Offer before it purchases ADSs and Shares in the U.S. Offer; and (c) that, except as required by applicable law and regulations, Purchaser intends to consummate the U.S. Offer concurrently with the Chilean Offer.

3. Chilean laws governing the withdrawal rights of tendering holders are different from U.S. laws governing such rights, as referred to above.

4. Purchaser will disseminate the U.S. Offer documents to all ADS holders and to all holders of Shares who are U.S. Residents. The Chilean Offer will be made solely

through the publications of the Chilean Offer in two national newspapers and by making the offer documents available to the shareholders in the office of Telefónica Chile, Purchaser, the SVS and the Chilean Stock Exchanges. Consistent with Chilean law, no offer documents will be disseminated in the Chilean Offer.

5. The purchase of Shares tendered in the Chilean Offer are likely to be effected on the Santiago Stock Exchange whereas the purchase of Shares tendered in the U.S. Offer will be made by direct payments to tendering holders of Shares who are U.S. Residents.

6. The Chilean Offer documents will consist of a notice setting forth the terms of the Chilean Offer.

7. The U.S. Offer documents will be in English and the Chilean Offer documents will be in Spanish.

Discussion

Rule 14d-10 Issues

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer is open to holders of ADSs and all holders of Shares held by U.S. Residents, and the Chilean Offer is open to all holders of Shares, including U.S. Residents. Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

The Commission has adopted certain exemptive rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. As described above, there are several points of conflict between the Chilean regulations and the tender offer rules and practices in the United States. We believe that the best method for reconciling these conflicts is a dual offer structure that permits participation by U.S. persons owning Shares in both offers. Rule 14d-1(d)(2)(ii) of the Exchange Act (the "Tier II Exemption") provides relief for dual offers where the U.S. Offer is made to only U.S. Residents and the foreign offer is made to only non-U.S. Residents. However, such relief would not be applicable to the proposed transaction because under Chilean law, the Chilean offer must be made to all shareholders, including U.S. Residents.

In view of the fact that there are no material differences between the U.S. Offer and the Chilean Offer, the Bidders respectfully request that the Offers be exempted from compliance with Rule 14d-10(a)(1) of the Exchange Act. Given that (i) the Commission granted similar relief for the Initial Offer, (ii) Chilean law does not permit the exclusion of U.S. Residents who hold Shares from the Chilean Offer, (iii) the Offers are being made for all outstanding Shares and ADSs and upon the same financial terms (taking into account, in the case of ADSs, the number of Shares represented by ADSs), (iv) the procedural terms of the Offers, including the commencement date, the expiration date and the payment date, are the same, except with respect to possible differences resulting only from extensions required by U.S. tender offer laws and regulations, and (v) the U.S. Offer documents are being sent to all U.S. Residents holding Shares, we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release.

We believe the exemptive relief required from Rule 14d-10 with respect to the Chilean Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers, including the Initial Offer. See, for example, *Offer by Telefónica, S.A. for shares and ADSs of Compañía de Telecomunicaciones de Chile S.A., File No. 001-09531*; *Offer by Alcan Inc. for Common Shares, Bonus Allocation Rights, ADSs and OCEANEs of Pechiney* (available October 6, 2003); *Proposed Tender Offer by The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L. for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* (available October 4, 2002); *AES Corporation's Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV)*, (available October 22, 2001); *Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, (available June 5, 2001); *Koninklijke Ahold N.V.'s Tender Offer for Shares and ADSs of Santa Isabel S.A.* (available September 10, 2002); *Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, (available March 9, 2001); *Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A.*, (available February 20, 2001); *Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A.*, (available June 5, 2000); *Quilmes Offer for Shares and ADSs of BAESA*, (available June 2, 2000); *Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.* (available June 30, 1999); and *Tender Offer by ENDESA for Shares of Enersis, S.A.*, (available February 3, 1999). In these letters, the bidder was granted exemptive relief from the application of Rule 14d-10 in the context of dual offers for shares and ADSs. The offers in the Ivax letter and in the Santa Isabel letter, which involved offers in the United States and in Chile, consisted of all cash offers to purchase shares and ADSs, whereby the offers in the United States were for shares and ADSs (open to U.S. Residents only in the case of the Shares) and the offers in Chile were open to all shareholders (including U.S. Residents).

There have been other instances where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14d-10 so that the non-U.S. offers could be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder. See, for example, *Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances* (available April 19, 2001); *Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata* (available June 20, 2000); *Agrupacion Aereoportuaria Internacional II, S.A.B. de C.V.'s Tender Offer for Series B Shares and ADSs of Grupo Aereoportuario del Sureste, S.A.B. de C.V.* (available March 6, 2006); *SAP AG's Offer for Ordinary Shares, including Ordinary Shares represented by ADSs, Warrants and Convertible Bonds of Business Objects S.A.* (available December 5, 2007).

We also note that the SEC adopted rule amendments on August 27, 2008 that, upon their effectiveness on December 8, 2008, will expand the Tier II Exemption relief for dual offers by allowing U.S. holders to participate in non-U.S. offers where required under foreign law and where U.S. holders are provided with adequate disclosure about the implications and ramifications of the foreign offer.

Relief Requested

Rule 14d-10(a)(1) Relief

The Bidders hereby respectfully request exemptive relief from Rule 14d-10(a)(1) under the Exchange Act with respect to the Chilean Offer and the U.S. Offer in order that the dual offer structure as described in this letter may proceed as contemplated.

* * * * *

If you have any questions about, or desire any additional information regarding, the matters discussed in this letter, please call me at 212-424-8013 or K. Oliver Rust at 212-259-8571. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Very truly yours,

Stephen G. Rooney A.C.

Stephen G. Rooney

END